701 N. Lilac Drive
P.O. Box 1452
Minneapolis, MN
55440-1452 USA

T: 763.540.1200
F: 763.540.1437

BY EDGAR

September 9, 2019

Ms. Jenn Do, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Do:
Tennant Company, a Minnesota corporation (the “Company”), hereby responds to the Staff’s comment letter dated August 28, 2019. The comments in the letter have been reproduced here in italics and the Company’s response is detailed under each of the comments.

Form 10-K for the year ended December 31, 2018

Critical Accounting Policies and Estimates
Goodwill, page 20

1.
We note, for your current annual goodwill impairment test, you performed a quantitative test for the Coatings reporting unit and based on that analysis, there was no goodwill impairment at December 31, 2018. Please expand your disclosure to indicate, if true, that the fair value of the Coatings reporting unit was substantially in excess of its carrying value. If not, and to the extent the goodwill allocated to the Coatings reporting unit is material, please provide investors additional information regarding the risks associated with the reporting unit, including the following information necessary to assess the probability of a future material impairment charge:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: Based on our quantitative analysis, the fair value of the Coatings reporting unit was substantially in excess of its carrying value. Therefore, it was determined there was no goodwill impairment at December 31, 2018. Additionally, the goodwill allocated to the Coatings reporting unit is not material to our financial statements.

In future filings, we will include such language when we perform a quantitative analysis on any reporting unit. If the fair value of the reporting unit is not substantially in excess of its carrying value and the goodwill allocated to that reporting unit is material to our financial statements, then we will provide additional information on the risks, including information in the five bullet points above to ensure users of the financial statements understand the likelihood of a future material impairment.

21. Segment Reporting, page 56

1.	Please revise your geographic disclosures to present net sales and identifiable assets related to the U.S. and any individual foreign countries that are material. Refer to ASC 280-10-50-41.

Response: Please see Appendix A for a revised version of the Segment Reporting footnote to our financial statements for the year ended December 31, 2018, showing Net Sales and identifiable assets related to the U.S and any material individual foreign countries. In future filings, we will present the tables of Net Sales and long-lived assets by geographic area as shown in Appendix A, revised as appropriate to reflect any changes in material individual countries.

In addition, we will continue to disclose our method of attributing Net Sales from external customers to individual countries and any customers that represent more than 10% of our consolidated Net Sales and a table showing Net Sales for groups of similar products and services.

* * * * *
In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please contact me at (763) 540-1205. Thank you for your time and consideration.

Very truly yours,

/s/ Keith A. Woodward
Keith A. Woodward
Senior Vice President and Chief Financial Officer

Appendix A

21.	Segment Reporting
We are organized into four operating segments: North America; Latin America; Europe, Middle East, Africa; and Asia Pacific. We combine our North America and Latin America operating segments into the “Americas” for reporting net sales by geographic area. In accordance with the objective and basic principles of the applicable accounting guidance, we aggregate our operating segments into one reportable segment that consists of the design, manufacture and sale of products used primarily in the maintenance of nonresidential surfaces.
The following table presents Net Sales by geographic area for the years ended December 31:

	2018	2017	2016
Net Sales:
United States	$579,788	$543,700	$525,300
Other Americas	111,208	96,574	81,726
Americas	690,996	640,274	607,026
Europe, Middle East, Africa	335,603	273,738	129,046
Asia Pacific	96,912	89,054	72,500
Total	1,123,511	1,003,066	808,572
Accounting policies of the operations in various operating segments are the same as those described in Note 1. Net Sales are attributed to each operating segment based on the end user country and are net of intercompany sales. Apart from the United States shown in the table above, there were no individual foreign locations which had Net Sales which represented more than 10% of our consolidated Net Sales. No single customer represents more than 10% of our consolidated Net Sales.
The following table presents long-lived assets by geographic area as of December 31:

	2018	2017	2016
Long-lived assets:
United States	$107,316	$108,014	$109,200
Other Americas	11,293	24,645	25,537
Americas	118,609	132,659	134,737
Italy	355,460	393,917	—
Other Europe, Middle East, Africa	30,199	28,421	19,606
Europe, Middle East, Africa	385,659	422,338	19,606
Asia Pacific	4,145	4,731	4,334
Total	$508,413	$559,728	$158,677
Long-lived assets consist of Property, Plant and Equipment, Goodwill, Intangible Assets and certain other assets. Apart from the United States and Italy shown in the table above, there were no other individual foreign locations which have long-lived assets which represent more than 10% of our consolidated long-lived assets.
The following table presents Net Sales by similar products and services for the years ended December 31:

	2018	2017	2016
Net Sales:
Equipment	$729,993	$636,875	$491,075
Parts and consumables	222,345	202,452	173,632
Service and other	141,346	132,332	114,719
Specialty surface coatings	29,827	31,407	29,146
Total	$1,123,511	$1,003,066	$808,572